Lucid Diagnostics Inc.

360 Madison Avenue, 25th Floor

New York, New York 10017

March 25, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas O’Leary

Re:	Lucid Diagnostics Inc. Registration Statement on Form S-3 File No. 333-291981

Ladies and Gentlemen:

Lucid Diagnostics Inc. hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:30 p.m., Thursday, March 26, 2026, or as soon thereafter as practicable.

Very truly yours,

LUCID DIAGNOSTICS INC.

By:	/s/ Lishan Aklog, M.D.
Name:	Lishan Aklog, M.D.
Title:	Chairman and Chief Executive Officer